

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

Via E-mail
Mr. Charles R. Olmstead
Chief Executive Officer
Mid-Con Energy Partners, LP
Mid-Con Energy Finance Corporation
2501 North Harwood Street, Suite 2410
Dallas, Texas 75201

> **Re: Mid-Con Energy Partners, LP**
> **Mid-Con Energy Finance Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 25, 2014**
> **File No. 333-195669**

Dear Mr. Olmstead:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that on June 24, 2014 you amended your Form 10-K for the fiscal year ended December 31, 2013 to file Exhibit 10.14 and that you have submitted a confidential treatment request with respect thereto. Please note comments, if any, to the confidential treatment request will be issued under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

2.   We note that you appear to be relying on General Instruction I.C.4 of Form S-4 to register Mid-Con Energy Properties, LLC's guarantee of non-convertible debt securities issuable by Mid-Con Energy Partners, LP and Mid-Con Energy Finance Corporation. We further note that Instruction I.C.4 permits the registration of a guarantee of a parent's non-

convertible securities and that Mid-Con Energy Properties, LLC is 100% owned by Mid-Con Energy Partners, LP. Please clarify the corporate structure and relationship among the entities and, to the extent you are relying on General Instruction I.C.5 of Form S-4, please advise and provide your analysis as to the same.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director